VIA EDGAR and FACSIMILE (202-772-9205)

October 15, 2009

Larry Spirgel Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Mail Stop 3720 Washington, DC 20549

Re:          ZST Digital Networks, Inc.
Registration Statement on Form S-1
File No. 333-160343

Dear Mr. Spirgel:

Rodman & Renshaw LLC and WestPark Capital, Inc. (together, the “Underwriters”) respectfully joins the request of ZST Digital Networks, Inc. (the “Company”), that the Commission accelerate the effective date of the Company’s Registration Statement on Form S-1, File No. 333-160343, as amended, to 5:30 p.m. Eastern time on Monday, October 19, 2009 or as soon thereafter as practicable.

In addition, the Underwriters hereby provide the Staff with supplemental information regarding the distribution of the preliminary prospectus dated September 23, 2009 as filed with the Commission on September 28, 2009.

The following is supplemental information supplied under Rule 418(a)(7) and Rule 460 under the Securities Act of 1933:

(i) Date of preliminary prospectus: September 23, 2009

(ii) Dates of distribution: September 23, 2009 to October 15, 2009

(iii) Number of prospective underwriters and dealers to whom the preliminary prospectus was furnished: 13

(iv) Number of prospectuses distributed to underwriters, dealers and other potential participants in the above-referenced issue: approximately 1,630

In addition to the foregoing, the undersigned (x) distributed on September 23, 2009 an electronic copy of the preliminary prospectus to each underwriter and dealer participating in the above-referenced issue; and (y) instructed each such dealer to distribute such preliminary prospectus to each of its customers who may participate in the above-referenced issue.

The undersigned confirms that they have complied with and will continue to comply with, and they have been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Very truly yours, RODMAN & RENSHAW, LLC By: _/s/ John Borer _______________________ John Borer Sr. Managing Director	Very truly yours, WESTPARK CAPITAL, INC. By: _/s/ Richard Rappaport_________________ Richard Rappaport Chief Executive Officer

cc:           Scott Hodgdon, Securities and Exchange Commission
Thomas J. Poletti, Esq., K&L Gates
Ayla A. Nazli, Esq., K&L Gates